Richard K. Reece Executive Vice President and Chief Financial Officer Acuity Brands, Inc.	1170 Peachtree Street, NE Suite 2400 Atlanta, GA 30309-7676 Tel: 404 853 1464 Fax: 404 853 1411

ricky.reece@acuitybrands.com

www.AcuityBrands.com
March 14, 2011
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Acuity Brands, Inc. Form 10-K for Fiscal Year Ended August 31, 2010 Filed October 29, 2010 Definitive Proxy Statement Filed November 22, 2010 File No. 001-16583
Dear Mr. Spirgel:
     We are writing in response to the letter (the “Comment Letter”) dated February 28, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2010 (the “Form 10-K”) and Definitive Proxy Statement filed November 22, 2010. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.
     In connection with responding to these comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 14, 2011

Form 10-K for Fiscal Year Ended August 31, 2010
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 16
Staff Comment 1: Please represent in the tabular format required by Item 703 of Regulation S-K all equity repurchases made within the fourth quarter of the fiscal year covered by your report.
Response 1: In future filings, the Company will present in tabular format the information required by Item 703 of Regulation S-K. The Company has provided supplementally as Exhibit A hereto a presentation, in tabular format, of equity repurchases made in the fourth quarter of the fiscal year ended August 31, 2010.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Overview, page 18
Staff Comment 2: We note third party reports indicate that close to 70% of the company’s revenues relate to sales of outdoor lighting products and that the federal highway transportation system is a significant customer of the company. If accurate, you should highlight this facet of your business, and discuss whether recent funding through the American Recovery and Reinvestment Act for infrastructure projects has had material impact on the company’s business.
Response 2: The Company advises the staff that less than 25% of the Company’s total revenues relate to sales of outdoor lighting products and that not all of the Company’s outdoor products would necessarily be appropriate for roadway or infrastructure products. Due to the Company’s numerous and varied sales channels, it is not possible to precisely identify total sales associated with the federal highway transportation system. The Company estimates that the federal highway transportation system was not a significant end-customer and that recent funding through the American Recovery and Reinvestment Act did not have a material impact on the Company’s business in fiscal 2010 nor is it expected to have a material impact on its business in the future. Therefore, the Company respectfully submits that no additional disclosure related to these matters is required at this time.
Liquidity and Capital Resources, page 19
Staff Comment 3: Supplement your disclosure to provide a discussion of long-term liquidity. Note that we consider long-term liquidity to be the period of time in excess of the next 12 months. See Instruction 5 to Item 303(a) of Regulation S-K.
Response 3: The Company acknowledges the Staff’s comment and will include further discussion of expectations with regards to its long-term liquidity in future filings based on the facts and circumstances at that time.

Securities and Exchange Commission
March 14, 2011

As disclosed in the Capitalization section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on pages 21-22 of the Company’s Form 10-K, the Company refinanced its outstanding public note obligations in December 2009 through the issuance of $350.0 million of senior unsecured notes due in fiscal 2020. In addition, at August 31, 2010, the Company had available borrowing capacity of $242.7 million under its $250.0 million revolving credit facility, which matures in October 2012. The Company expects to either extend or enter into a new multi-year revolving credit facility prior to the expiration of the existing facility. The Company also respectfully notes that it historically has generated positive cash flows from operations to support normal operations, investments to grow the business, debt service costs, and dividends to shareholders. Although management cannot guarantee future cash flows from operations to continue at historical levels over the long term, the Company believes that its long-term liquidity needs will continue to be funded by cash flows from operations in conjunction with its other sources of funding and current debt profile.
Definitive Proxy Statement
Fiscal 2010 Grants of Plan-Based Awards, page 37
Staff Comment 4: In the Estimated Possible Payouts under Equity Incentive Plan Awards columns you provide the dollar value of potential awards. Note that Item 402(d)(iv) of Regulation S-K calls for the number of shares of stock or the number of shares underlying options. Under the Grant Date Fair Value of Stock and Option Awards column you should report the dollar value at the grant date based upon the probable outcome of performance conditions for these awards. See Instruction 8 to Item 402(d).
Response 4: The Company advises the Staff that is has provided dollar values in the Estimated Possibly Payouts for Equity Incentive Awards columns because potential awards are initially denominated in dollar values only. The number of shares associated with the determined dollar value of the awards is calculated following the end of the fiscal year based upon determination by the Compensation Committee of (1) the final amount of dollar value earned by an executive and (2) the appropriate combination of restricted stock and options to be awarded. Therefore, in accordance with Question 120.01 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, the Company presented the amounts for these awards as dollar values. The Company discloses in the Compensation Discussion and Analysis, on pages 27 to 30, a description of the Annual Incentive Plan, including the dollar values determined by the Compensation Committee for threshold, target and maximum performance, and the factors the Compensation Committee considers in ultimately determining the allocation of the value of the earned award into stock options and restricted stock. In future filings, the Company will include footnote disclosure to the table that further clarifies that these awards are based on a total dollar value to be awarded and the number of shares underlying the restricted stock or stock options is calculated on the date the award is granted.
In addition, the Company notes the provisions of Instruction 8 to Item 402(d) regarding considering the probable outcome of performance conditions in reporting the grant date fair

Securities and Exchange Commission
March 14, 2011

value of awards. The Company advises the Staff that none of its equity awards are subject to performance conditions following grant, other than time-based vesting to earn the award.
     Please feel free to contact me at 404-853-1464 with any questions concerning this letter.

ACUITY BRANDS, INC.
/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer RKR:fmj

Exhibit A
REPURCHASES OF EQUITY SECURITIES

			(c) Total Number of Shares	(d) Maximum Number of
	(a) Total Number of	(b) Average Price	Purchased as Part of	Shares that May Yet Be
Period	Shares Purchased	Paid per Share	Publicly Announced Plans	Purchased Under the Plans
7/1/2010 through 7/31/2010	512,300	$36.07	10,000,000	—
8/1/2010 through 8/31/2010	535,500	$38.26	535,500	1,464,500
Total	1,047,800	$37.19	10,535,500	1,464,500